Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 18 DATED JANUARY 26, 2022
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose amendments to the Revolving Credit Facility.
Amendments to the Revolving Credit Facility
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Management's Discussion and Analysis — Liquidity and Capital Resources” and all related disclosures in the Prospectus.

The Operating Partnership amended its Revolving Credit Facility with Bank of America to increase the maximum aggregate principal amount of the Revolving Credit Facility from $100 million to $150 million and transition from LIBOR to SOFR, plus a related spread adjustment of 10 basis points (for a one month interest period), 15 basis points (for a three month interest period) or 25 basis points (for a six month interest period), as the benchmark rate of interest, such that borrowings under the Revolving Credit Facility, as amended, bear interest, at the Operating Partnership’s option, at a rate equal to SOFR plus the applicable spread adjustment, or a base rate, where the base rate is the highest of (1) the federal funds rate plus 0.5%, (2) the rate of interest as publicly announced by Bank of America as its “prime rate” or (3) the term SOFR rate plus 1.0%, in each case, plus an applicable margin that is based on our leverage ratio.